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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
000-54293
FORM 12b-25	CUSIP NUMBER
G5693V 105
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Arabella Exploration, Inc.

Full Name of Registrant

Former Name if Applicable

509 Pecan Street, Suite 200

Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76102

City, State and Zip Code

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Arabella Exploration, Inc. (the “Registrant”) has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Form 10-Q”) and the Registrant expects that it will not be able to file the Form 10-Q within the fifth-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”). As previously reported by the Registrant on Form 8-K filed with the SEC on July 15, 2016, the Grand Court of the Cayman Islands issued a Winding Up Order on July 7, 2016 ordering the Registrant to be wound up in accordance with the Companies Law (2013 Revision) of the Cayman Islands and appointing Christopher Kennedy and Matthew Wright of RHSW Caribbean as joint official liquidators (in such capacities, the “JOLs”), without security, of all of the assets, undertakings and properties of the Registrant.

As a result, the JOLs have assumed control of all of the Registrant’s assets. In addition, as previously reported by the Registrant on Form 8-K filed with the SEC on June 22, 2016, the JOLs requested and received resignations from the Registrant’s Board of Directors. These and other similar developments have resulted in a situation where the Registrant does not have the direct knowledge and information regarding its operations and financial record-keeping that would be necessary to prepare the Form 10-Q.

In addition, a substantial number of the personnel who previously participated in the preparation of the Registrant’s periodic reporting obligations are no longer employed by the Registrant. For all of the foregoing reasons, including the additional demands that the Winding Up proceedings have placed on the Registrant’s remaining senior management and employees, the Registrant is unable to complete the work that would be necessary to complete and file its Form 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Kennedy	345	841-8712
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III of this Form 12b-25, particularly the second and third paragraphs therein.

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Arabella Exploration, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : August 10, 2016	By:	/s/ Christopher Kennedy and Matthew Wright
Joint Provisional Liquidators

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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